Exhibit 3.62

ARTICLES OF INCORPORATION

        These Articles of Incorporation are signed by the incorporator to form a profit corporation pursuant to Act 284 of the Michigan Public Acts of 1972, as amended (the "Act"), as follows:

ARTICLE I
Name

        The name of the corporation is Long Term Care—Michigan, Inc.

ARTICLE II
Purpose

        Subject to the following two sentences, the corporation may engage in any activity within the purposes for which corporations may be formed under the Act. Nonetheless, the corporation shall not, through any of its employees, provide, offer to provide or hold out the corporation as offering services requiring licensure as a member of the learned professions ("Professionals"). In furtherance of the foregoing, any contracts between the corporation and any Professional shall not be construed as relieving such Professional of his or her independent professional responsibility for the delivery of the professional services for which the licenses have been issued.

ARTICLE III
Authorized Capital

        The total authorized capital is 60,000 shares of common stock.

ARTICLE IV
Office and Agent

        The mailing address and street address of the initial registered office is 900 victor's Way, Suite 350, Ann Arbor, Michigan 48108. The initial resident agent at such office is F. Scott Kellman.

ARTICLE V
Director Liability

        No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this Article V shall not affect the liability of a director for (a) a breach of duty of loyalty to the corporation or shareholders, (b) acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (c) a violation of Section 551(1) of the Act, or (d) a transaction from which the director derived an improper personal benefit. If the Act is hereafter amended to authorize the further limitation of liability, then the liability of a director shall be limited to the full extent permitted by the Act as so amended. No amendment or repeal of this Article V shall affect the liability of any director with respect to any acts or omissions occurring prior to such amendment or repeal.

ARTICLE VI
Certain Arrangements

        Whenever a compromise or arrangement or any plan of reorganization of the corporation is proposed between the corporation and its creditors or any class of them and/or between the corporation and its shareholders or nay class of them, any court of equity jurisdiction within Michigan may, on the application of the corporation or of any creditor or shareholder thereof, or on the application of any receiver or receivers appointed for the corporation, order a meeting of the creditors or class of creditors, and/or of the shareholders or class of shareholders, as the case may be, to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as said court directs. If a majority in number, representing three-fourths in value of the creditors or class of creditors, and/or of the shareholders or class of shareholders, as the case may be, to be affected by the proposed compromise or arrangement or reorganization, agrees to any compromise or arrangement or to any reorganization of the corporation as a consequence of such compromise or arrangement, such compromise or arrangement and said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all creditors or class of creditors, and/or on all shareholders or class of shareholders, as the case may be, and also on the corporation.

ARTICLE VII
Incorporator

        The name and business address of the incorporator is Stuart D. Logan, 39577 Woodward Avenue, Suite 300, Bloomfield Hills, Michigan 48304.

        I, THE INCORPORATOR, sign my name this 17th day of August, 2001.

/s/ STUART D. LOGAN Stuart D. Logan, Incorporator